Via Facsimile and U.S. Mail
Mail Stop 6010

May 25, 2007

Mr. Mark McDade
Chief Executive Officer and Director
PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA 94555

      Re: **PDL BioPharma, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                File No. 0-19756

Dear Mr. McDade:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 45

1.   Your sales allowances and rebate accruals and clinical trials expenses disclosures do not appear to discuss the potential variability of reasonably likely changes in your underlying estimates. In addition, although you disclose that your actual results for sales allowances and rebate accruals have differed in the past, you only appear to discuss your June 2006 adjustment of your sales return reserve and do not appear to discuss how accurate any other sales allowance or rebate accrual or clinical trial accrual has been in prior periods. Please provide us in a disclosure-type format, revised discussions of your critical accounting estimates that discuss specifically the judgments you make, why your estimates or assumptions bear the risk of change, the impact on your financial results, financial condition and liquidity of reasonably likely changes in the underlying assumptions and the

extent to which actual subsequent experience has differed materially from your initial estimates in each of the periods presented. Please see FR-72.

Sales Allowances and Rebate Accruals, page 46

2.   It appears from your disclosure in Schedule II that your charges against revenues are material to your product sales. In addition, it appears based on your footnote disclosures to that schedule that you include all estimates that reduce gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, in your allowances for accounts receivable. Please provide us in disclosure-type format revised disclosures that address the following comments:

   a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

   b. You disclose that you use your contractual terms and historical and expected utilization rates to estimate your chargebacks, government rebates and cash discounts. You also disclose that you estimate returns based on on-going analyses of industry and product historical return patters, information regarding customer use and satisfaction from your sales force, reviewing channel inventory data and reviewing third-party data purchased to monitor the sell-through of your products. To the extent that these factors you consider to estimate your accruals are quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, disclose by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

   c. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

   d. Disclose a roll forward of the accrual for each estimate for each period presented showing the following:

      - Beginning balance,
      - Current provision related to sales made in current period,
      - Current provision related to sales made in prior periods,
      - Actual returns or credits in current period related to sales made in current period,

- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

e. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations. In this regard, based on the information you provide in Schedule II it appears that your total contra-revenue increased as a percentage of product sales in 2006 over 2005 even after adjusting for the impact of your $5.6 million sales return adjustment recorded in June 2006.

3. The $5.6 million adjustment in June 2006 to your reserve for product returns of Retavase is significant to your total sales of this product. As you began selling this product in 2005, please demonstrate to us how you were able to make reasonable estimates of product returns in 2005 and 2006 in order to record revenues upon transfer of title as required by paragraphs 6f and 8 of SFAS 48.

Liquidity and Capital Resources, page 59

4. You disclose in your contractual obligations table that you do not include any milestone or royalty payments as the timing and likelihood of such payments are not known. Please provide us in disclosure-type format a revised table that discloses the aggregate amount of milestones and any minimum royalty obligations that would be due if all contingent events occurred. In addition, as the spirit of this table is to provide liquidity information to investors, please disclose the aggregate amount of milestones to reasonably expect to be met and payable within the next year from your balance sheet date.

Exhibits 31: Certifications

5. Please represent to us that in future periodic report filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K. In this regard, your most recent certifications include the titles of the officers and name of the company in the opening statements and also include the adjectives "annual" and "quarterly" when identifying the report covered by the certifications.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant